SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RAYBOR MANAGEMENT INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

November 19, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a stated on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

CUSIP No. None	13D	Page 2 of 14 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) David A. Yost

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: none

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person (See Instructions): IN

CUSIP No. None	13D	Page 3 of 14 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey D. Hoyal

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 2,495,000 shares of Common Stock

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 2,495,000 shares of Common Stock

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,495,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 49.9%

14	Type of Reporting Person (See Instructions): IN

CUSIP No. None	13D	Page 4 of 14 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Dennis L. Simpson

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 2,495,000 shares of Common Stock

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 2,495,000 shares of Common Stock

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,495,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 49.9%

14	Type of Reporting Person (See Instructions): IN

CUSIP No. None	13D	Page 5 of 14 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Robert G. Couch

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: none

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person (See Instructions): IN

CUSIP No. None	13D	Page 6 of 14 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alan R. Herson

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: none

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person (See Instructions): IN

CUSIP No. None	13D	Page 7 of 14 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen A. Pugsley, Sr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: none

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person (See Instructions): IN

CUSIP No. None	13D	Page 8 of 14 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) William S. Strickler

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 0

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0%

14	Type of Reporting Person (See Instructions): IN

CUSIP No. None	13D	Page 9 of 14 Pages

Item 1.    Security and Issuer:

The class of equity securities to which this statement relates is the Common Stock of Raybor Management Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 355 Industrial Circle, White City, Oregon 97503.

Item 2.    Identity and Background:

Dennis L. Simpson

Dennis L. Simpson is an individual and resident of the State of Nevada. His business address is 355 Industrial Circle, White City, Oregon 97503. Mr. Simpson is President and sole shareholder of IC Marketing, Inc., a Nevada corporation (“ICM”) and President and majority shareholder of American Consumer Publishing Association, an Oregon corporation (“ACPA”), both of whose business addresses are 355 Industrial Circle, White City, Oregon 97503. ICM and ACPA are in the magazine subscription business. During the last five years, Mr. Simpson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Simpson has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jeffrey D. Hoyal

Jeffrey D. Hoyal is an individual and resident of the State of Oregon. His business address is 3976 Bellinger Lane, Medford, Oregon 97501. Mr. Hoyal is a Director and the President and Chief Executive Officer of the Issuer and is President and sole shareholder of Freedom Financial, Inc. an Oregon corporation (“FF”). FF is in the business of providing account receivable and equipment lease financing and other financial advisory services to third parties. The address of its principal office is 3976 Bellinger Lane, Medford, Oregon 97501. During the last five years, Mr. Hoyal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Hoyal has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. None	13D	Page 10 of 14 Pages

David A. Yost

David A. Yost is an individual and resident of the State of Oregon. His business address is 355 Industrial Circle, White City, Oregon 97503. Mr. Yost is a Director and Chief Financial Officer of the Issuer, the Chief Financial Officer of ICM and ACPA and is a shareholder of ACPA. During the last five years, Mr. Yost has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Yost has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert G. Couch

Robert G. Couch is an individual and resident of the State of California. His business address is 1070 Trinity Drive, Menlo Park, California 94025. Mr. Couch is a Director and Vice President, Chief Marketing Officer of the Issuer and is a shareholder of ACPA. During the last five years, Mr. Couch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Couch has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alan R. Herson

Alan R. Herson is an individual and resident of the State of Oregon. His business address is 196 Eastside Road, Jacksonville, Oregon 97530. Mr. Herson is a Director and Corporate Counsel and Secretary of the Issuer and is Corporate Counsel of ACPA. He is also a shareholder of ACPA. During the last five years, Mr. Herson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Herson has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating

CUSIP No. None	13D	Page 11 of 14 Pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stephen A. Pugsley, Sr.

Stephen A. Pugsley, Sr. is an individual and resident of the State of Nevada. His business address is 975 Roberta Lane, Sparks, Nevada 89431. Mr. Pugsley is a Director of the Issuer, a shareholder of ACPA and Senior Vice President, Operations of Back 2 Backs, Inc., an Oregon corporation (“B2B”) in the business of operating medical clinics for the treatment of lower back disorders through a new technology referred to as spinal decompression. During the last five years, Mr. Pugsley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Pugsley has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

William S. Strickler

William S. Strickler is an individual and resident of the State of Oregon. His business address is 3976 Bellinger Lane, Medford, Oregon 97501. Mr. Strickler is a Director of the Issuer and a shareholder of ACPA. During the last five years, Mr. Strickler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Strickler has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Messrs. Simpson and Hoyal each purchased 2,495,000 shares of the Issuer’s common stock from the Issuer’s sole shareholder on November 19, 2002 for an aggregate purchase price of $175,000 in cash. The 4,990,000 shares purchased constitutes 99.8% of the issued and outstanding shares of the Issuer’s common stock. The payment of the purchase price was made from the personal funds of Mr. Simpson with respect to the shares purchased by him, and from a loan by Mr. Simpson to Mr. Hoyal with respect to the shares purchased by Mr. Hoyal.

CUSIP No. None	13D	Page 12 of 14 Pages

Item 4.    Purpose of Transaction:

The Issuer was formed in March 2000 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. It has had no operations to date other than issuing 5,000,000 shares of its common stock to its original stockholder and has only nominal assets. Messrs. Simpson and Hoyal purchased substantially all of the issued and outstanding shares of the Issuer’s common stock with the intention of effecting a business combination with ICM and ACPA (each controlled by Mr. Simpson), FF (wholly owned by Mr. Hoyal) and B2B. Mr. Simpson is the majority shareholder of ICM. Mr. Simpson and Messrs. David A. Yost, Robert G. Couch, Alan R. Herson, Stephen A. Pugsley, Sr. and William S. Strickler are also shareholders of ACPA. There are five shareholders of B2B including Messrs. Simpson and Hoyal.

On May 5, 2003, Messrs. Simpson and Hoyal elected Mr. Hoyal, Robert G. Couch, David A. Yost, Alan R. Herson, Stephen A. Pugsley, Sr. and William S. Strickler as directors of the Issuer and the newly elected Board of Directors elected Mr. Hoyal as President and Chief Executive Officer, Mr. Couch as Senior Vice President, Chief Marketing Officer, Mr. Yost as Chief Financial Officer and Treasurer and Mr. Herson as Corporate Counsel and Secretary of the Issuer.

It is presently anticipated that the Issuer will issue additional shares of its common stock in a private placement to the current shareholders of ICM, ACPA, FF and B2B in exchange for all of the outstanding shares of capital stock of such entities. As a result, each of such entities will become a wholly-owned subsidiary of the Issuer. Following this transaction, it is anticipated that Dennis L. Simpson and Jeffrey D. Hoyal will own approximately 65% and 21%, respectively, of the Issuer’s outstanding common stock and David A. Yost, Robert G. Couch, Alan R. Herson, Stephen A. Pugsley, Sr. and William S. Strickler will each own approximately 0.6% of the Issuer’s outstanding common stock. The remaining shares, constituting approximately 11.6% of the Issuer’s issued and outstanding common stock, would be held by the other shareholders of ICM, ACPA and B2B (eight individuals).

Item 5.    Interest in Securities of the Issuer:

Dennis L. Simpson beneficially owns 2,245,000 shares of the Issuer’s outstanding common stock, which shares represent 49.9% of the issued and

CUSIP No. None	13D	Page 13 of 14 Pages

outstanding shares of common stock of the Issuer. Mr. Simpson has the sole power to vote and to dispose of the shares beneficially owned by him.

Jeffrey D. Hoyal beneficially owns 2,245,000 shares of the Issuer’s outstanding common stock, which shares represent the remaining 50% of the issued and outstanding shares of common stock of the Issuer. Mr. Hoyal has the sole power to vote and to dispose of the shares beneficially owned by him.

Neither David A. Yost, Robert G. Couch, Alan R. Herson, Stephen A. Pugsley, Sr. nor William S. Strickler currently own any shares of the Issuer’s outstanding common stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

See response to Item 4 above.

Item 7.    Material to be Filed as Exhibits:

Exhibit A — Assignment and Release dated as of November 19, 2002 by and among Rick Plotnikoff, American Consumer Publishing Association, Inc., Dennis L. Simpson and Jeffrey D. Hoyal.

CUSIP No. None	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 5, 2003

(Date)

/s/    Dennis L. Simpson

Dennis L. Simpson

/s/    Jeffrey D. Hoyal

Jeffrey D. Hoyal

/s/    David A. Yost

David A. Yost

/s/    Robert G. Couch

Robert G. Couch

/s/    Alan R. Herson

Alan R. Herson

/s/    Stephen A. Pugsley, Sr.

Stephen A. Pugsley, Sr.

/s/    William S. Strickler

William S. Strickler